February 12, 2025

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Notice of disclosure filed in Stryker Corporation’s Annual Report on Form 10-K for the year ended December 31, 2024 under Section 13(r) of the Securities Exchange Act of 1934.

Ladies and Gentlemen:
Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Stryker Corporation has included a disclosure involving limited and lawful dealings with the Federal Security Service of Russia in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the U.S. Securities and Exchange Commission on February 12, 2025.

Sincerely,

/s/ GLENN S. BOEHNLEIN
Glenn S. Boehnlein
Vice President, Chief Financial Officer